
Mail Stop 3561

April 21, 2008

Tong Liu, CEO
American Business Holdings, Inc.
No. 194, Guogeli Street, Harbin
Heilongjiang Province, China 150001

>   **Re: American Business Holdings, Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed April 17, 2008**
>   **File No. 333-132429**

Dear Tong Liu:

We have reviewed your filing and have the following comments. We have limited our review to Item 4.01 of the above referenced filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K filed on April 17, 2008

1. We note in your filing that you entered into a reverse acquisition on April 11, 2008. Unless the same accountant was the auditor for both parties to the transaction, please provide under Item 4.01 all of the disclosures required by Item 304 of Regulation S-B. If there was no change in accountants, please advise. Otherwise, please amend this Form 8-K to comply with our comment as soon as possible, as a change of accountants is required to be reported within four business days of the date of the event.

2. In this regard, please note that you are required to obtain, and file within 10 days or two business days of its receipt an Exhibit 16 letter from your former accountant stating whether the accountant agrees or disagrees with the statements made in the filing. Refer to Item 304(a)(3) of Regulation S-B.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Sarah Goldberg, Assistant Chief Accountant, at (202) 551-3340.

Sincerely,

Ta Tanisha Meadows
Staff Accountant